#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

NR09-10

June 11, 2009

Dorato Appoints Augusto Baertl to Board of Directors

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce the appointment of Mr. Augusto Baertl to the Board of Directors.

Mr. Baertl is a Peruvian mining engineer who has held a number of senior positions with Peruvian and international mining companies. He served as Mine Manager, President and Chief Executive Officer of Compañía Minera Milpo, one of Peru's largest mining companies, from 1967 to 1996.  From 1997 to 2002, Mr. Baertl served as President and Executive Chairman of Compañía Minera Antamina and oversaw the exploration, feasibility studies and development of the project. He is a member of the American Institute of Mining Metallurgical and Petroleum Engineers (AIME), the Instituto de Ingenieros de Minas del Perú and the Colegio de Ingenieros del Perú- Capítulo de Minas and, was also the President of the Peruvian mining society, Sociedad de Minera, Petroleo y Energia.  Mr. Baertl graduated from Universidad Nacional de Ingeniería in 1965 and also participated in the Senior Management Program at Harvard Business School and in the CEO Management Program at Northwestern University.

Mr. Baertl fills the vacancy created by the resignation of Mr. Jeffrey A. Pontius on February 12, 2009. The Company wishes to take this opportunity to thank Mr. Pontius for his contribution and expertise while on the Board.

Stock Options

Further to the above appointment, the Company has granted Mr. Baertl 250,000 stock options at an exercise price of $0.60 exercisable for a period of two years expiring on June 10, 2011.

About Dorato

Dorato is a resource exploration company, focused on several prospective mineral exploration properties in Peru.  Dorato is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings.

On behalf of the Board of Directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson,” President & CEO

For further information please contact:

Steve Stakiw, Manager - Corporate Communications & Investor Relations

Email: sstakiw@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

 Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.